P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1955
tara_r_buckley@vanguard.com

January 30, 2012

Brion Thompson, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Fixed Income Securities Funds; File No. 2-47371

Dear Mr. Thompson:

The following responds to your comments of December 20, 2011 on the post-effective amendment of the above-referenced registrant. You commented on Post-Effective Amendment No. 91, which was filed on November 22, 2011 pursuant to Rule 485(a).

Comment 1:	Short-Term Treasury Fund – Prospectus – Primary Investment
Strategies

Comment:	The Primary Investment Strategies section states that the dollar-weighted average maturity for the Fund will be 1-4 years. The staff takes the position that the average maturity for a short-term fund is 1-3 years.

Response:	The adopting release for rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund’s investments and risks. In the adopting release, the
SEC provided guidance that the dollar-weighted average maturity for a short-term bond fund should not exceed 3 years. The text of the rule, however, does not require a 3-year maturity for short-term funds. We believe that under any reasonable interpretation of the adopting release and rule 35d-1, a dollar-weighted average maturity range of 1- 4 years qualifies as “short-term.” For these reasons, we believe that the names of the Vanguard Short-Term Treasury, Short-Term Federal and Short-Term
Investment Grade Funds are not misleading.

Comment 2:	Long-Term Investment-Grade Fund – Prospectus – Primary
Investment Strategies

Comment:	Add disclosure to the Primary Investment Strategies section identifying the dollar-weighted average maturity of the fund’s benchmark index.

Response:	We have added the requested disclosure.

0234567

Brion Thompson, Esq.
January 30, 2012

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
•	The Fund may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses and explanations.

Sincerely,

Tara R. Buckley
Senior Counsel
The Vanguard Group, Inc.